SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON JANUARY 28, 2008

Date, Time and Place: January 28, 2008, at 03:00 p.m., on Rua Gomes de Carvalho, nº 1.629, Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A., Vila Olímpia, in the Capital of the State of São Paulo (“Company”). Attendance: the members of the Board of Directors of the Company. Chairmanship: Chairman: Mr. Constantino de Oliveira Jr., who invited me, Henrique Constantino to act as secretary of the meeting. Calling: Waived, due to the attendance of all the members of the Board of Directors. Agenda: To adopt resolutions on: (i) approval of the Company’s Budget for 2008; (ii) homologation of the increase of capital of the Company, as a result of the Exercise of Stock Purchase Options, pursuant to the Company’s Stock Purchase Options Plan approved at the General and Special Shareholders’ Meeting held on December 09, 2004 (“Option Plan”); (iii) granting of guaranties in connection with the execution of the agreements executed by VRG Linhas Aéreas S.A. (“VRG”); (iv) to approve the Dividend Policy for 2008; and (v) repurchase of the Company’s shares. Resolutions taken: After necessary clarifications, by unanimous voting, the Board approved: (i) the Company’s Budget for 2008; (ii) a homologation of the increase of the capital stock of the Company, within the limit of the authorized capital in the amount of R$ 12,213.60, upon issuance of 336 preferred shares, all of them registered and with no face value, as a result of the exercise of stock purchase options granted within the scope of the Option Plan. Consequently, the capital stock of the Company was increased to one billion three hundred sixty-three million nine hundred forty-five thousand eight hundred and six Brazilian reais and ninety-one cents (R$ 1,363,945,806.91), represented by 202,300,591 shares of the Company, of which 107,590,792 are common shares and 94,709,799 are preferred shares. The shares now issued are identical to the shares already existing and, under the terms of the Option Plan, they will be entitled to same rights attached to the other shares of the same type, including receipt of dividends and interest on the own capital: (a) approval of the exclusion of the preemptive rights of the current shareholders of the Company upon subscription of new preferred shares (“Preferred Shares”), in conformity with the provisions in Article 171, paragraph three, of the Brazilian Corporate Law (“Lei das SAs”); (b) the total issuance price was fixed at twelve thousand two hundred and thirteen Brazilian reais and sixty cents (R$ 12,213.60), in conformity with the referred Plan; (iii) granting of guaranties in connection with the Lease Agreements executed by VRG, referring to aircraft MSNs 34271 and 34272, with the Board of Executive Officers being since now authorized to execute any documents related to this resolution; (iv) the Board approved the Dividend Policy for 2008, without prejudice to the Company’s’ Bylaws, consisting of the quarterly distribution of dividends, in the fixed amount of R$ 0.18 (eighteen cents of reais), per share, per common and preferred shares of the Company. Regardless of the referred fixed amount, it is assured the payment of the minimum dividend of 25% of the corporate year’s net profit, and if necessary, the Company will make the year-end supplementary dividend payment; and (v) repurchase of Company’s shares under the following conditions: (a) the purchase of preferred shares by the Company is intended to held it in treasury for eventual future cancellation or re-sale, without any prejudice

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for the total capital, and it is aiming to enable the Company to achieve important opportunities of value enhancement, in view of the actual decrease in the Company’s market share; (b) the total number of shares to be acquired is up to 5,000,000 preferred shares, equivalent to 8.8% of the total number of outstanding shares held by non-controlling persons, which total 56,758,320 preferred shares; (c) the maximum term for the performance of the transaction is of 365 days counted from the approval of the matter, that is, until January 27, 2009; (d) the acquisition of the shares shall be made at a floor session of the São Paulo Stock Exchange (Bovespa) and the price thereof may not exceed their respective prices at the Stock Exchange; (e) the shares thus acquired shall be held as treasury shares, during which period they will lose their political and economic rights; and (f) the institutions to act as intermediary institutions in the stock repurchase transaction are: Credit Suisse (Brasil) S.A. CTVM, with registered office at Av. Brigadeiro Faria Lima, n. 3064, 13th floor – part, Jardim Paulistano, São Paulo, SP, CEP 01451-000; Morgan Stanley CTVM S.A., with registered office at Av. Pres. Juscelino Kubitschek, n. 50, 8th floor, Vila Nova Conceição, São Paulo, SP, CEP 04543-000; and Santander Brasil S.A. CTVM, with registered office at Rua Hungria, n. 1400, Jardim Europa, São Paulo, SP, CEP 01455-000. Adjournment and Drawing-up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these presents. After reopening this Meeting, the minutes were read and checked by those attending the meeting, who signed the document. I hereby certify that the present instrument is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, January 28, 2008.

Constantino de Oliveira Jr.	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.